UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05156V102

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,766,887*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,766,887*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,766,887*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 5,596,224 Shares held by Mr. Duggan (as defined herein) and (ii) 170,663 Shares held by Genius Accelerated (as defined herein).

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CUSIP NO. 05156V102

1	NAME OF REPORTING PERSON

GENIUS ACCELERATED, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		170,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

170,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

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CUSIP NO. 05156V102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value (the “Shares”), of Aurinia Pharmaceuticals Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is #1203-4464 Markham Street, Victoria, BC A1 V8Z 7X8.

Item 2.	Identity and Background.
(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan”) and Genius Accelerated, LLC, a Florida limited liability company (“Genius Accelerated”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Duggan is the sole member of Genius Accelerated. By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by Genius Accelerated. Accordingly, the Reporting Persons are filing a joint Schedule 13D.

(b)	The principal business address of Mr. Duggan is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida 33756. The principal business address of Genius Accelerated is 616 Druid Road East, Clearwater, Florida 33756.
(c)	The principal occupation of Mr. Duggan is serving as a private investor. The principal business of Genius Accelerated is education and training.
(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Duggan is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase cost of the 5,596,224 Shares owned directly by Mr. Duggan is approximately $ 42,050,287, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 170,663 Shares owned by Genius Accelerated, which Mr. Duggan is the sole member of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $1,240,673, including brokerage commissions. Such Shares were acquired with working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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CUSIP NO. 05156V102

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 80,456,243 Shares outstanding, as of March 14, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on March 14, 2017.

A.       Genius Accelerated

a)	As of the close of business on April 28, 2017, Genius Accelerated beneficially owned 170,663 Shares.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 170,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 170,663
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Genius Accelerated during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Duggan
(a)	As of the close of business on April 28, 2017, Mr. Duggan directly owned 5,596,224 Shares. As the sole member of Genius Accelerated, Mr. Duggan may be deemed the beneficial owner of the 170,663 Shares owned by Genius Accelerated.

Percentage: Approximately 7.2%

5

CUSIP NO. 05156V102

(b)	1. Sole power to vote or direct vote: 5,766,887
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,766,887
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person, other than Mr. Duggan, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP NO. 05156V102

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between Robert W. Duggan and Genius Accelerated, LLC, dated May 1, 2017.

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CUSIP NO. 05156V102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2017

GENIUS ACCELERATED, LLC

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	Sole Member

/s/ Robert W. Duggan
Robert W. Duggan

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CUSIP NO. 05156V102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	706,995	8.16	3/14/17
Common Stock	27,853	7.91	3/15/17
Common Stock	36,447	7.65	3/16/17
Common Stock	526,273	8.85	3/20/17
Common Stock	120,100	8.47	3/22/17
Common Stock	95,140	7.96	3/24/17
Common Stock	127,000	7.82	3/27/17
Common Stock	50,000	7.20	3/28/17
Common Stock	15,000	7.45	3/29/17
Common Stock	193,528	6.99	3/30/17
Common Stock	283,000	6.97	4/4/17
Common Stock	744,748	6.54	4/6/17
Common Stock	81,000	7.05	4/7/17
Common Stock	50,000	6.79	4/17/17
Common Stock	1,958,000	7.54	4/21/17
Common Stock	543,460	6.90	4/24/17
Common Stock	100	6.89	4/25/17
Common Stock	37,580	6.98	4/28/17

GENIUS ACCELERATED, LLC

Common Stock	50,000	7.31	3/31/17
Common Stock	20,663	6.52	4/6/17
Common Stock	100,000	7.41	4/21/17